UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)
Under the Securities Exchange Act of 1934*

Maxeon Solar Technologies, Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

Y58473102
(CUSIP Number)

Tian Lingling
TCL Zhonghuan Renewable Energy Technology Co., Ltd.
No. 10 South Haitai Road
Huayuan Industrial Park, Hi-tech Industrial Zone
Tianjin, 300384
People’s Republic of China
+86-22-23789766-3203
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZS”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,106,453

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,106,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,106,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.53%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

2

1	NAMES OF REPORTING PERSONS
TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZS Parent”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,106,453

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,106,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,106,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.53%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3

This Amendment No. 6 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons named therein with the Securities and Exchange Commission on September 8, 2020, as amended by Amendment No.1 filed on April 22, 2021, as further amended by Amendment No.2 filed on August 18, 2022, as further amended by Amendment No.3 filed on May 17, 2023, as further amended by Amendment No.4 filed on May 24, 2023, and as further amended by Amendment No.5 filed on June 17, 2024 (as amended, the “Schedule 13D”) with respect to the ordinary shares, no par value (the “Ordinary Shares”) of Maxeon Solar Technologies, Ltd. (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On June 20, 2024, pursuant to the previously disclosed Securities Purchase Agreement dated as of May 30, 2024 (the “New 1L Notes Purchase Agreement”), TZS purchased $97,500,000 aggregate principal amount of the Issuer’s new 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “New 1L Notes”), for an aggregate purchase price of $97,500,000, of which $70,000,000 was paid by TZS in the form of cash as described in Item 4.  TZS also acquired a warrant (the “TZS Warrant”) for no additional consideration to purchase certain Ordinary Shares of the Issuer under certain circumstances.  The source of funds used for TZS’s purchase of the New 1L Notes was funds of TZS Parent and its affiliates available for investment.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On June 20, 2024, the Issuer consummated the transactions contemplated by the New 1L Notes Purchase Agreement and issued to TZS (i) $97,500,000 aggregate principal amount of the Issuer’s New 1L Notes, for an aggregate purchase price of $97,500,000 (payable in a combination of cash, by tender of Additional 1L Notes held by TZS and by payment by TZS on behalf of the Issuer of an amount due to a global consulting firm for services rendered) and (ii) the TZS Warrant.

In connection with the consummation of the transactions contemplated by the New 1L Notes Purchase Agreement, the Issuer, TZS and certain other shareholders entered into that certain Supplemental Deed to Shareholders Agreement dated as of June 20, 2024 (the “Supplemental Deed to Shareholders Agreement”), whereby, among other things, the Issuer agreed to form a Strategy and Transformation Committee of its Board of Directors, which members shall consist of one of TZS’s board designees and two other board members selected by the Issuer’s Board of Directors.

As previously disclosed in the Schedule 13D, TZS and the Issuer entered into a Forward Purchase Agreement dated as of June 14, 2024 (the “Forward Purchase Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, TZS agreed to purchase and the Issuer agreed to sell Ordinary Shares of the Issuer for an aggregate purchase price of $100,000,000 (the “Forward Purchase Transaction”).  Consummation of the Forward Purchase Transaction will be subject to satisfaction of certain conditions, including receipt of required regulatory approvals.  The Ordinary Shares subject to the Forward Purchase Transaction are not reflected in TZS’s beneficial ownership as reported in this Amendment.  It is expected that TZS would hold at least 50.1% of the Issuer’s outstanding Ordinary Shares following consummation of the Forward Purchase Transaction.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Supplemental Deed to Shareholders Agreement, a copy of which is attached hereto as Exhibits 7.16 and which is incorporated herein by reference in its entirety.

Other than as described in Item 4 of this Amendment or as previously reported in the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the actions described in Item 4 of Schedule 13D, although, subject to the Shareholders Agreement and depending on the factors discussed herein, the Reporting Persons, at any time and from time to time, may review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto and, at any time and from time to time, may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

 Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit Number	Description

7.16	Supplemental Deed to Shareholders Agreement, dated as of June 20, 2024, by and between the Issuer, TZS, TotalEnergies Solar INTL SAS and TotalEnergies GAZ & Electricité Holdings SAS.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2024

TCL Zhonghuan Renewable Energy Technology Co., Ltd.

By:	/s/ Qin Shilong
Name:	Qin Shilong
Title:	Authorized Signatory

Zhonghuan Singapore Investment and Development Pte. Ltd.

By:	/s/ Qin Shilong
Name:	Qin Shilong
Title:	Authorized Signatory